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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                  Filing No. 1 for the Month of September 2003


                  Industrial Development Bank of Israel Limited
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 Weizman Street, Tel Aviv, ISRAEL
                  ---------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F  X       Form 40-F
                                      ---                ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes           No  X
                                     ---          ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

--------------------------------------------------------------------------------


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                 Industrial Development Bank of Israel Limited

On August 27, 2003, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report giving notice of the convening of the 45th Annual General Meeting of the Bank which will take place on September 24, 2003, at the Bank's new offices at 82 Menachem Begin Way, Tel Aviv.

A translation of the Immediate Report issued by the Registrant on August 27, 2003, is included as Exhibit 1 to this Form 6-K.






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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        INDUSTRIAL DEVELOPMENT BANK
                                        OF ISRAEL LIMITED

Date: September 4, 2003                 By: /s/ Michael Warzager
                                            ------------------------------------
                                                Michael Warzager
                                                General Counsel


                                        By: /s/ Natan Atlas
                                            ------------------------------------
                                                Natan Atlas
                                                General Secretary


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                                   TRANSLATION                       [EXHIBIT 1]


                                                                 August 27, 2003

Securities Authority         Companies Registrar       Tel Aviv Stock Exchange
Kanfei Nesharim Street       P.O. Box 767              54 Ahad Ha'am Street
Jerusalem 95464              Jerusalem 91007           Tel Aviv


Government Corporations Authority
3 Kaplan Street
Jerusalem


Dear Sir or Madam:


Notice is hereby given of the 45th Annual General Meeting of Industrial Development Bank of Israel Ltd. (hereinafter-"the Bank") Pursuant to the Securities Regulations (Periodic and Immediate Reports) 1970

Notice is hereby given that the 45th Annual General Meeting of the Bank will take place at the Bank's registered office at 82 Menahem Begin Way, Tel Aviv, on Wednesday, September 24, 2003 at 1:00 P.M.

AGENDA AND PROPOSED RESOLUTIONS


1.   HEARING REGARDING THE FINANCIAL STATEMENTS OF THE BANK AS OF
     DECEMBER 31, 2002, INCLUDING THE STATEMENT OF THE BOARD OF DIRECTORS.

2.   APPOINTMENT OF ACCOUNTANTS-AUDITORS FOR 2003 AND AUTHORIZING
     THE BOARD OF DIRECTORS TO SET THEIR REMUNERATION.

SYNOPSIS OF THE MAIN POINTS OF THE RESOLUTION

To appoint the firm of Somekh Chaikin as accountant-auditors of the Bank for 2003 and to authorize the Board of Directors of the Bank to set their remuneration for their auditing services for 2003. Pursuant to Sec. 154 of the Companies Law 1999, the accountants will hold their position until the end of the next Annual Meeting.

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3.   REPORT ON THE REMUNERATION FOR THE ACCOUNTANT-AUDITOR FOR 2002.

4.   MAKING APPLICABLE THE INDEMNIFICATION OF THE BANK'S OFFICERS
     TO MS. R. SILON.

SYNOPSIS OF THE MAIN POINTS OF THE RESOLUTION

Applying the existing indemnification to the Bank's officers (which was approved by the General Meeting of the Bank on August 8, 2002) to Ms. R. Silon, whose tenure as a Director of the Bank was terminated on May 8, 2002.

5.   RENEWAL OF THE BANK'S DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY.

SYNOPSIS OF THE MAIN POINTS OF THE RESOLUTION

Following the termination of the prior policy, to approve the Bank's obtaining a Directors and Officers Liability Insurance Policy for the period from August 1, 2003 until July 31, 2004 in the sum of Twelve Million (US) Dollars (including the sum of Two Million US Dollars for legal expenses only) per event and for the period of the policy, for an annual premium of up to 1.5 Million US Dollars.

6.   EXEMPTION OF THE BANK'S OFFICERS  FROM LIABILITY DUE TO BREACH
     OF DUTY OF CARE.

SYNOPSIS OF THE MAIN POINTS OF THE  RESOLUTION

To approve an exemption of the Bank's officers from liability due to breach of duty of care resulting from their activities performed from August 21, 2002 and thereafter. This exemption is general in nature and applies to all officers who served and/or will serve in the Bank from August 21, 2002.

THE DETERMINING DATE

The date for determining the right to vote at the Annual General Meeting is September 10, 2003 (hereinafter- "the Determining Date").

Pursuant to the law, a shareholder in whose name a share is registered with a member of the Stock Exchange and such share is included in the shares listed in the shareholder registry in the name of a registrar company, shall deliver to the Bank, prior to the convening of the meeting, a confirmation from the member of the Stock Exchange regarding his ownership of the share as of the Determining Date.

THE LEGAL QUOROM

The legal quorom required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

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MAJORITY REQUIRED

1st. The majority required to adopt the resolutions set out in Paragraphs 2,4 and 5 of the above Agenda is a simple majority.

2nd. The majority required to adopt the resolution stated in Par. 6 of the Agenda (Liability Exemption) is (pursuant to the Articles of Association of the Bank) at least 75% of those present entitled to vote and who voted.

The financial statements of the Bank may be reviewed on business days, except Fridays, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Secretary of the Bank tel:03-6972861) at the Bank's offices, as follows:

Until September 11, 2003 at 4 Weizman Street, Tel Aviv
From September 14, 2003, at 82 Menachem Begin Way, Tel Aviv

If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.


                                      Sincerely yours,

                                      Industrial Development Bank of Israel Ltd.


                                       M. Warzager             M. Hashavia
                                     General Counsel        General Secretary